Exhibit 99.46

PRESS RELEASE

For immediate release

NOUVEAU MONDE ANNOUNCES SIGNIFICANT MILESTONE TO COMMERCIALISE ITS VALUE-ADDED AND SUSTAINABLE BATTERY-GRADE ANODE GRAPHITE MATERIAL

+	Nouveau Monde’s first two commercial scale pilot plant purification modules will be constructed within an existing space at Olin Corporation’s Bécancour, Québec facility.

+	Nouveau Monde signed on October 26, 2020 an agreement with Olin, one of the world’s leading chemical companies, for commercial space and to provide chemical supply and site services to support the commercialization of Nouveau Monde’s proprietary thermochemical technology to produce advanced graphite materials.

+	Slated for H2 2021, the scalable furnaces shall have a nameplate capacity of 1,500 tonnes purified battery-grade graphite per year, generating significant near-term cash flow.

+	This important step cements Nouveau Monde’s vertical integration strategy, allowing it to benefit from the entire value chain from mine to anode materials.

+	Nouveau Monde’s high-purity graphite products will target high-growth markets such as lithium-ion batteries, fuel cells, and 5G heat dissipation foils.

MONTREAL, CANADA, October 27, 2020 – Nouveau Monde Graphite (“Nouveau Monde” or the “Company”) (TSXV: NOU; OTCQX: NMGRF; Frankfurt: NM9) is pleased to announce a five-year agreement with Olin Corporation which covers the commercial space for operations, site services and the supply of certain raw materials to implement the Company’s proprietary thermochemical purification operations.

Nouveau Monde’s vertical integration strategy, from graphite ore to advanced battery material, offers a unique value proposition to battery makers – they will now have a reliable and secure source of low-cost, carbon-neutral value-added products, underpinned by clean and renewable energy. This commercial differentiator is recognised by numerous potential customers which have already requested Nouveau Monde’s material for pre-qualification. The Company’s proprietary thermochemical technology leverages Québec’s cheap and abundant supply of hydroelectricity and provides a significant economic and environmental advantage over its peers globally.

Nouveau Monde will construct two pilot commercial-scale purification furnaces within Olin’s existing facility in the Bécancour industrial park. The project is advanced with a CAPEX envelop nearing $C15 million; plant commissioning is scheduled for mid-2021. Following an initial optimisation phase, the Company expects to generate positive free operating cash flow from the production of purified advanced materials. By investing in this purification development, Nouveau Monde is ensuring that it is best-placed to capture the higher margins attributable to anode material and other high-purity products.

Eric Desaulniers, President and Chief Executive Officer of Nouveau Monde, stated: “After four years of technological development, modelling and lab tests with the best universities, engineering firms and international experts, we are enthusiastic at developing our first commercial-scale purification capacity with the support of one of the most respected chemical company in the world. We have found in Olin, a leading supplier driven by the same values of safety, innovation and environmental stewardship.”

Nouveau Monde has received C$7.6 million of non-refundable financial assistance from Canadian and Québec Governments (previously announced on August 20, 2019 and April 29, 2020), which recognise the project’s potential and again demonstrates the attractiveness of operating in a Tier-1 jurisdiction such as Québec.

Strategically located within the Bécancour industrial park in Québec, Canada

Nouveau Monde has secured a 200,000 m2 land adjacent to Olin’s property in the Bécancour industrial park. As the future site of the Company’s commercial-scale transformation plant, it will produce a wide range of value-added graphite-based materials. The property presents no environmental limitations for construction and offers all necessary infrastructure to have a safe and direct pipeline chemical supply from Olin as well as rail, port, and road for both importing raw materials and exporting final products throughout North America and Europe.

Following completion of a feasibility study in 2021 for the commercial-scale operations, the Company plans to launch permitting and construction as early as 2022. Nouveau Monde targets, with its modular approach, 40,000 tpa production of anode material for the initial phase, with the option to reach 100,000 tpa of conversion capacity as demand increases in the battery and speciality markets. The Company’s commercial plant will be carbon-neutral and repurpose co-products from its operation, bringing to market a truly sustainable product.

Aerial view of Nouveau Monde’s future commercial operations in Bécancour. Learn more about the Company’s strategic location here: https://youtu.be/CGh4ZChdHmc

Market perspective for purified graphite advanced material

The unprecedent growth in lithium-ion battery capacity will drive the demand for the dominant active anode material, coated spherical purified graphite (“CSPG”) – this is forecasted to grow to well over 3 million tonnes per annum in the next decade, from only hundreds tonnes per annum today (source Benchmark Mineral Intelligence, September 2020). Furthermore, unlike the competing purification technologies operating in China (which are generally not considered environmentally-friendly), Nouveau Monde’s thermochemical process is very effective at purifying larger particle size that will allow the Company to supply high-purity, carbon-neutral graphite flakes into high-growth applications like bipolar plates used in fuel cells, foils for heat dissipation in electronics (5G), expandable graphite for fire retardant applications and other speciality application.

Investor briefing

Shareholders and investors are invited to attend a virtual briefing session hosted by Eric Desaulniers today at 11:30 EST: https://zoom.us/webinar/register/WN_vkCeje4xTLS6YCyW9F-UBQ.

An interview with Eric Desaulniers along with images of the space at Olin’s facility are also available for viewing here: https://youtu.be/kC6xHhduZHY. ProRes files are available for the media here: https://we.tl/t-0pgHdHnRPx.

About Nouveau Monde

Nouveau Monde will be a key operator in the sustainable energy revolution. The Company is developing the only fully integrated source of green battery anode material in the Western World. Targeting full scale commercial operations by early 2023, the Company will provide advanced carbon-neutral graphite-based material solutions to the growing lithium-ion and fuel cell markets. With low-cost operations and the highest of ESG standards, Nouveau Monde will become a strategic supplier to the world’s leading battery and auto manufacturers, ensuring robust and reliable advanced material, while guaranteeing supply chain traceability.

Media	Investors

Julie Paquet	Christina Lalli
Director, Communications	Director, Investor Relations
Nouveau Monde	Nouveau Monde
450-757-8905 #140	438-399-8665
jpaquet@nouveaumonde.ca	clalli@nouveaumonde.ca

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Cautionary Note Regarding Forward-Looking Information

All statements, other than statements of historical fact, contained in this press release including, but not limited to (i) the positive impact of the foregoing on project economics, (ii) there is no assurance that the expectations to generate positive cashflow will be realized, and (iii) generally, or the “About Nouveau Monde Graphite” paragraph which essentially describe the Corporation’s outlook and objectives, constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, and are based on expectations, estimates and projections as of the time of this press release. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Corporation as of the time of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These estimates and assumptions may prove to be incorrect.

Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, actual results to differ materially from those expressed or implied in any forward-looking statements. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. The Corporation disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Further information regarding Corporation is available in the SEDAR database (www.sedar.com) and on the Corporation’s website at: www.NouveauMonde.ca